July 26, 2019

Patrick McClymont
Chief Financial Officer
IMAX Corporation
2525 Speakman Drive
Mississauga, Ontario
Canada L5K 1B1

       Re: IMAX Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-35066

Dear Mr. McClymont:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery